SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

8 December 2011

The Board of Directors
Aer Lingus Group plc
Head Office
Dublin Airport
Co Dublin
OPEN LETTER

RE: Requisition of EGM of Aer Lingus Group plc ("the Company")

Dear Sirs,

On 1 November and again on 14 November 2011 Ryanair requisitioned an Extraordinary General Meeting ("EGM") of Aer Lingus to consider the following two resolutions:

1.
That the shareholders of the Company request its Board of Directors ("the Board") to immediately circulate to shareholders the Deloitte / McCann Fitzgerald report into the "leave and return" redundancy scheme which caused the Company to pay approx. €30m penalty to the Revenue from shareholders funds, in early 2011, at a time when the Airline had reported a PBT of just €33m for 2010;

2.
That the shareholders of the Company request the Board to confirm their unequivocal support for the CEO and CFO's recent statements to shareholders that the Company has no obligation to, and will not, make any additional payments to its defined contribution pension schemes, and furthermore that no such additional payments will be made without prior shareholder approval.

Section 132 of the Companies Act 1963 confirms that the Board of Directors "shall" convene an EGM within 21 days of the receipt of a requisition from a shareholder of at least 10% of a company's share capital. In this case, Ryanair holds 29.8% of Aer Lingus and since our second requisition was dated 14 November you had until 5 December 2011 to convene the meeting. The issues raised in our notice are of significant interest to all shareholders and we believe that Aer Lingus should convene an urgent EGM to allow all shareholders an opportunity to express their views on the way in which the Company is approaching these issues, which we believe continues to act as a drag on shareholder value. We are extremely disappointed that Aer Lingus has again ignored our EGM requisition, which puts you in breach of Irish company law.

This latest (third) failed attempt by Ryanair to requisition an EGM in order to protect shareholder value, again demonstrates that Aer Lingus is prepared to breach Irish company law and EU shareholder rights legislation in order to demonstrate that Ryanair is unable to exert any control or influence over how you operate the Company or squander shareholder funds.

Aer Lingus has suffered a substantial loss as a result of the failed "leave and rehire" scheme. This revenue penalty of €30m (which was paid just 3 months after a gift of €25m to the ESOT) is extraordinary in a year when your pre-tax profit was just €33m. The Board has obtained a report from Deloitte and McCann FitzGerald, paid for from shareholder funds but has repeatedly refused to circulate it to your shareholders, despite the fact that some major shareholders will already be aware of its contents by virtue of their Board representation. This "cover up" is unacceptable to other shareholders who are not being treated equally.

We are deeply concerned about the alleged "deficit" in the Company's defined contribution pension scheme which was recently confirmed to be over €500m (more than the total market cap of Aer Lingus). At a recent investor day the Aer Lingus CEO and CFO assured shareholders that the Company would not make any further contributions to the pension scheme. One of their stated reasons for this was that a binding commitment had been made in the Company's 2006 IPO prospectus that the Company's pension schemes were defined contribution schemes.  I refer in this regard to the clear statements and representations as to the defined contribution nature of the schemes made at pages 37, 38, 160, 189, 209, 347 and 350 of the IPO Prospectus.

The second EGM resolution referred to above was designed to provide shareholders with comfort on the company's defined contribution pension schemes, because despite the assurances of the CEO and the CFO and the binding commitments in the IPO prospectus we understand that the Company is about to commence negotiations before the Labour Relations Commission on 9 December (see attached) in respect of an alleged deficit in what is clearly a defined contribution pension scheme. Given the assurances of the CEO, CFO, and the IPO prospectus which we assume reflect the position of the Board, what is the purpose of these "negotiations"? Ryanair, as did many other shareholders, bought shares in Aer Lingus in reliance upon the binding IPO document. It is not open to the Company to fundamentally and unilaterally alter the terms of the IPO agreement that the Company entered into with all of its shareholders.

We are extremely concerned that the Company will once again bow to the narrow vested interests of your employee and trade union groups and again raid shareholder funds (as you have twice already in the past year with the €25m ESOT gift last December and the €30m revenue penalty in March) to make further unjustified contributions to a defined contribution pension scheme. If this happens we believe that the Company's share price will collapse further below its current low of approx. €0.70. Please note that if the Company breaches the binding representations in the IPO prospectus, or continues to act in a manner which indicates a resiling from the stated position of your CEO, CFO and the IPO prospectus, then we will take legal action, as shareholders, to recover any losses we have suffered as a result of those misrepresentations / actions.

To avoid all shareholders, including Ryanair, suffering any further loss from our Aer Lingus shares, please confirm the following:

1.	That no further contributions will be made to the Company's defined contribution pension scheme; and

2.
That the Company will take appropriate action against those of its directors, managers and advisors who were responsible for the €30m loss suffered by the Company in respect of the failed "leave and rehire" scheme.

We await hearing from you as a matter of urgency.

Yours sincerely,

_______________
Juliusz Komorek
Company Secretary

News - IRN 44 - 30/11/2011

Airlines pension scheme talks to start at LRC

COLMAN HIGGINS

Talks at the Labour Relations Commission on the troubled pension scheme for DAA and Aer Lingus workers are now scheduled to begin next Friday, December 9.

The talks date follows a move earlier this month by LRC chief executive, Kieran Mulvey, to recall all of the parties to talks. Mr Mulvey had originally proposed talks on November 25, but practical scheduling difficulties by DAA management led to this being put back by two weeks.

This move by the LRC follows a letter to Mr Mulvey by ICTU industrial officer Liam Berney last month, calling for LRC involvement in talks to address the deficit in the scheme.

Covering workers and former workers in Aer Lingus, DAA and SR Technics, the Irish Airlines Superannuation Scheme (IASS) is understood to have an estimated deficit of over €600 million, based on current low investment market returns - although this figure goes up and down by the week in today's unstable market environment.

It is seen as most likely that the parties will try to establish a new pension scheme to cover future service of exiting workers, while also dealing with the deficit on pensionable service up to now.

The scheme is relatively unusual as it is a multi-employer scheme, which makes the resolution of its deficit problem somewhat more complex than a conventional single-employer scheme.

MULVEY LETTER

Mr Mulvey replied to Mr Berney last month by saying that the agenda for talks should address the following issues:

"1. The future of the IASS:

·	Arrangements if any, for continuation of the scheme, either as a joint employer or single employer scheme

·	Termination of the scheme and its implications for existing active, deferred employees and pensioners

2. If the IASS is to be "frozen", what arrangements are possible to preserve current and deferred benefits of members?

·	In the DAA

·	In Aer Lingus

·	In the SRT group

3. Position of the DAA on 1 and 2 above.
Position of Aer Lingus on 1 and 2 above.
Position of the Union group on 1 and 2 above.
Position in respect of former SRT employees.

4. Apportionment of liabilities/assets of IASS between DAA/Aer Lingus/SRT.

5. What other funding and legal arrangements need to be made regarding the above?

6. What is to be the contribution / funding arrangements and benefits for current active members in any new scheme(s) that may emerge?

7. What is the role of the Pension Trustees / Pensions Board vis a vis any "collectively" agreed arrangements?"

Mr Mulvey added: "The process may need a parallel level of engagement between the DAA and their unions and Aer Lingus and their unions initially to process any relevant issues in regard to those employments."

"Subsequently there would be an overarching meeting of the principals to frame and agree an outcome to these parallel talks."

"In order to ensure that the above process comes to an effective and workable solution and in order to table proposals for existing and future pension arrangements for all concerned, the parties will have to have set out for the Commission their clearly enunciated positions. Otherwise we would be engaged in a fruitless end of meetings with no solution emerging."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 9 December 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary